SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  1-3034

XCEL ENERGY

401(K) SAVINGS PLAN

XCEL ENERGY INC. (the “Company”)

414 NICOLLET MALL

MINNEAPOLIS, MINNESOTA 55401

INDEX

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of Dec. 31, 2006 and 2005
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2006 and 2005

Notes to Financial Statements

Supplemental Schedules:
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)

Signature

Exhibit 23.01: Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Xcel Energy 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Xcel Energy 401(k) Savings Plan (the ”Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 28, 2007

XCEL ENERGY

401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of Dec.  31, 2006 and 2005

	2006	2005
Assets
Receivables:
Employer contributions	$14,353,070	$12,565,054
Dividend	2,738,402	2,908,081
Total receivables	17,091,472	15,473,135

Xcel Energy Common Stock Fund (see note 9):
Participant directed	38,360,883	32,974,051
Non-participant directed	245,448,330	1,099,198
Total Xcel Energy Common Stock Fund	283,809,213	34,073,249

General investments:
Xcel Energy ESOP Stock Fund (see note 9)	—	215,615,934
Interest-bearing cash	52,693,155	35,601,936
Loans to participants	8,475,189	8,326,678
Value of interest in registered investment companies	822,507,000	725,904,350
Total general investments	883,675,344	985,448,898

Net assets available for benefits	$1,184,576,029	$1,034,995,282

See accompanying notes to financial statements.

XCEL ENERGY

401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended Dec. 31, 2006 and 2005

	2006	2005
Contributions:
Xcel Energy	$14,380,065	$12,564,922
Participant	54,495,302	51,168,089
	68,875,367	63,733,011
Net investment income:
Interest	571,052	461,652
Dividends	45,677,346	37,642,462
Other (see note 8)	15,186,837	1,250
Net appreciation (depreciation) in fair value of:
Xcel Energy Common Stock Fund (see note 9)	60,102,059	492,012
Xcel Energy ESOP Stock Fund (see note 9)	(1,535,095)	3,752,697
Value of interest in registered investment companies	58,830,779	15,895,040
	178,832,978	58,245,113

Withdrawals, distributions, and expenses:
Benefits paid to participants	97,991,170	89,109,675
Administrative expenses	136,428	102,253
	98,127,598	89,211,928

Increase in net assets available for benefits	149,580,747	32,766,196

Net assets available for benefits:
Beginning of year	1,034,995,282	1,002,229,086
End of year	$1,184,576,029	$1,034,995,282

See accompanying notes to financial statements.

XCEL ENERGY INC.

401(K) SAVINGS PLAN

(EIN: 41-0448030 PN: 003)

NOTES TO FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition — Investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The Xcel Energy Inc. (“Xcel Energy”) stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).  Equities are valued at last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties — The Xcel Energy 401(k) Savings Plan (“the Plan”) provides for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Benefits - Benefits are recorded as paid.

2.     Description of Plan and Funding Policy

The following brief description of the Plan is provided for general information purposes only.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  Participants should refer to the Plan document for more complete information.

Eligibility - The Plan is a defined contribution employee benefit plan, which provides eligible employees of Xcel Energy and participating subsidiaries of Xcel Energy (collectively the “Companies”) with the opportunity to contribute to a retirement savings plan.  All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible for the Plan as of their first day of employment.

Participant Pre-tax Contributions - Individual participants may elect to have amounts deducted from their pay on a pre-tax basis and contributed to their individual accounts in the Plan.  Employees can elect to start, stop or change their contribution election at any time.  The maximum pre-tax contribution each year is 20 percent of annual base pay, not to exceed the Internal Revenue Service maximum of $15,000 for 2006.  Employees age 50 or older during the plan year may make additional pre-tax contributions in excess of the plan limit or statutory limit (“catch-up contributions”), not to exceed $5,000 for 2006.

Participant After-tax Contributions - The Plan also allows participants to make after-tax contributions through payroll deductions. Bargaining employees can make additional lump sum after-tax cash contributions to the Plan.  After-tax contributions by payroll deduction or lump sum cash payments are subject to an annual limit of 10 percent of base pay.  Combined pre-tax and after-tax contributions cannot exceed 20 percent of base pay in any given year.

Employer Contributions — The Plan provides for a matching contribution based on the participant’s Xcel Energy Pension Plan, as noted below.

Non-bargaining and bargaining employees covered under the Pension Equity Plan Benefit or the Account Balance Plan Benefit (and non-bargaining employees of a participating employer not covered by a company-sponsored pension plan) are eligible to receive a matching contribution equal to 100 percent of the first 3 percent of pay, plus 50 percent of the next 2 percent of pay contributed on a pre-tax basis during the Plan year.  To be eligible for a matching contribution, a participant must be an active employee on the last day of the Plan year or separated from service due to retirement, disability or death.  Beginning with the 2007 Plan year, the employer matching contribution for non-bargaining employees covered under the Pension Equity Plan Benefit or the Account Balance Plan Benefit will change to 50 percent of the first 8 percent of pay.

There will be no change in the fixed dollar amount for non-bargaining employees covered under the Traditional Plan Benefit noted below.  Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit received up to $1,400 and $1,200, respectively, in matching contributions from the Company for 2006.

The Companies may make an additional contribution to participants’ accounts at their discretion, but did not do so for 2006.

Participants may invest their contributions among the various investment funds offered by the Plan. The employer contribution for bargaining employees is made in cash and invested according to the participant’s current investment allocation.  The employer contribution for non-bargaining employees is initially invested in company stock. Participants may elect to transfer assets into or out of all Plan investments, including company stock allocated as an employer contribution, at any time.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.  Income on a participant’s investment in a fund is credited to the participant’s account based on the number of units in the respective fund and the fund’s unit value.

Vesting — Employee contributions in each plan are immediately vested, as are their matching contributions made by Xcel Energy.  Any retirement program credits transferred to this Plan from a prior plan account may be subject to different vesting requirements as described in the Plan Document. Effective Jan. 1, 2007, the Plan is amended to change  the vesting on employer contributions, for non-bargaining employees hired on or after Jan. 1, 2007, to a graded schedule (20 percent per year and 100 percent vested after 5 years of service, or earlier upon reaching normal retirement age or upon death).

Dividends — Dividends earned on shares held in the Xcel Energy stock fund (non-ESOP component) were  automatically reinvested in Xcel Energy stock.  Dividends earned on shares held in the Xcel Energy ESOP stock fund could be automatically reinvested in the Plan or paid in cash as a taxable distribution.  Effective Feb. 8, 2006, the Xcel Energy ESOP stock fund merged into the Xcel Energy stock fund.  Starting with the April 20, 2006 dividend payment, a participant’s dividend election distribution option will apply to all shares of Xcel Energy stock held in the Plan invested with both employee and employer contributions.

Benefits - Benefits are distributed after termination of employment, disability, death or certain qualifying hardships upon request of the participant (or the participant’s beneficiary).  Distributions may be made in the form of a single lump sum, direct rollover, partial lump sum or installments.

Administration - The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code. The parent corporation administers the Plan.  Investment advisory, trustee and recordkeeping fees are paid by the Companies, as applicable.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee, participant loan set-up fee and annual loan maintenance fee is paid by the participant.

Plan Termination — There is no specified term for the Plan, and the employer has not expressed any intent to terminate the Plan.  The employer may terminate the Plan at any time in accordance with the provisions of the ERISA.  Upon termination, any remaining participant account balances will be held in trust until distribution to participants or transfer to another plan.

3.     Loans to Participants

The Plan allows participants to borrow against funds held in their individual retirement savings account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the highest outstanding loan balance during the preceding 12 months.  Loans are for a period not to exceed 5 years for general purpose loans or 15 years for principal residential loans.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved (at a rate from a major business news reporting service), plus one percent, and stays in effect until the loan is repaid.  A participant can only have one loan outstanding at a time.  Repayment of the loan plus interest is made through payroll deductions.  If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.

4.     Investments

At Dec. 31, the market value of each of the following investments was in excess of 5 percent of the Plan’s net assets:

	2006	2005
Xcel Energy Common Stock (see note 9)	$282,378,703	$248,627,067
Vanguard 500 Index Fund	199,489,489	183,469,415
Vanguard Total Bond Market Index Fund	111,946,650	113,363,098
Vanguard PRIMECAP Fund	101,879,895	91,253,027
Vanguard Mid-Cap Index Fund	93,819,766	79,101,175
Vanguard Wellington Fund	75,338,510	57,897,635

5.              Federal Income Tax Status

The Internal Revenue Service has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the Xcel Energy Retirement Savings Plan and the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Non-Bargaining Unit Employees, which merged to form this Plan on Jan. 1, 2002, are qualified under the applicable sections of the Internal Revenue Code.  Although an application has not been submitted on the new document, amended and restated as of Jan.1, 2002, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.              Related Party Transactions

Certain investments of the Plan are shares of Xcel Energy Common Stock.  Receivables include dividends on Xcel Energy common stock declared and payable to the Plan of $2,738,402 at Dec. 31, 2006.

Vanguard Fiduciary Trust Company is the Plan’s trustee as defined by the Plan and Vanguard also serves as investment manager over certain of the Plan’s assets, therefore, these transactions are considered exempt party-in-interest transactions.

7.            Nonparticipant Directed Investments

Information about the net assets and the significant components of the change in net assets relating to each Plan’s nonparticipant directed investments as of December 31, 2006 and 2005, and for the year ended December 31, 2006, is as follows:

	Xcel Energy Common Stock Fund	Xcel Energy ESOP Stock Fund
Net Assets as of December 31, 2005:
Xcel Energy common stock fund	$1,099,198	$209,201,313
Xcel Energy contribution receivable	12,565,054	—
Total net assets as of December 31, 2005	13,664,252	209,201,313

Changes in Net Assets:
Net appreciation in fair value of investments	47,589,566	(1,481,115)
Contributions	10,829,280	—
Withdrawals, distributions and expenses	199,668,116	(2,579,947)
Transfers to participant-directed investments, net	(11,949,814)	(205,140,251)
Net increase (decrease)	246,137,148	(209,201,313)

Net Assets as of December 31, 2006:
Xcel Energy common stock fund	245,448,330	—
Xcel Energy contribution receivable	14,353,070	—
Total net assets as of December 31, 2006	$259,801,400	$—

8.            Legal Proceedings

ERISA SETTLEMENT — On Sept. 23, 2002, and Oct. 9, 2002, two essentially identical actions were filed in Federal District Court for the District of Colorado (the “Complaint”).  The Plaintiffs include two classes of employee participants in the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees and the Xcel Energy 401(k) Savings Plan.  The Complaint names as defendants Xcel Energy as well as the board of directors and certain Company officers.  The Complaint also asserts that the defendants breached their fiduciary duties under ERISA by; (a) investing an unreasonably large percentage of the Plan’s assets in company stock, (b) failing adequately to investigate and monitor the merits of the investments in Xcel Energy stock, (c) failing to take steps to eliminate or reduce the amount of Xcel Energy stock in the plans, (d) choosing to communicate with plan participants about these matters and then failing to give them accurate and adequate information and (e) maintaining restrictions on the Xcel Energy stock held in the plans.

On April 1, 2005, the District Court issued a final order approving the settlement and dismissing the lawsuit with prejudice. Under the terms of the settlement, plaintiffs are to receive a payment of $8 million dollars, plus interest and net of expenses to the accounts of affected participants. A third party administrator was selected to extract participant data from the plan and to allocate the settlement proceeds. This allocation in the amount of $5.2 million was made to eligible participants’ accounts on Sept. 26, 2006.

SECURITIES SETTLEMENT — On July 31, 2002, a class action lawsuit was filed on behalf of purchasers of Xcel Energy’s common stock between Jan. 31, 2001, and July 26, 2002, in the U.S. District Court for the District of Minnesota. The complaint named Xcel Energy and current and former Xcel Energy and NRG executives as defendants. Among other things, the complaint alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10(b-5) related to allegedly false and misleading disclosures concerning various issues including but not limited to “round trip” energy trades, the nature, extent and seriousness of liquidity and credit difficulties at NRG and the existence of cross-default provisions (with NRG credit agreements) in certain of Xcel Energy’s credit agreements. After filing the lawsuit, several additional lawsuits were filed with similar allegations and all have been consolidated.  On Jan. 14, 2005, the District Court issued an order of preliminary approval for a settlement reached by the parties.  Under the terms of the settlement, the plaintiffs are to receive $80 million, with Xcel Energy’s insurance carriers paying $62.5 million, and Xcel Energy paying $17.5 million.  Xcel Energy’s portion of the settlement payment was accrued at Dec. 31, 2004.  On April 1, 2005, the District Court entered a final order approving the settlement and dismissing the lawsuit with prejudice.

The Vanguard Fiduciary Trust Company, as trustee for the Xcel Energy 401(k) Savings Plan, as a holder of Xcel Energy stock, submitted a claim on behalf of the Plan. On May 22, 2006, a settlement amount of $10.0 million  from the settlement administrator was contributed to the Plan and allocated to eligible participant’s accounts.

9.            Xcel Energy Stock Funds

Xcel Energy Common Stock Fund:

	2006		2005
	Partipant Directed	Nonparticipant Directed	Partipant Directed	Nonparticipant Directed
Shares of Xcel Energy common stock	1,655,140	10,590,250	1,786,243	59,545

Xcel Energy common stock	$38,167,529	$244,211,174	$32,867,738	$1,095,654
VGI prime money market	192,413	1,231,133	115,379	3,846
Receivables, payables and other	941	6,023	(9,066)	(302)
Total	$38,360,883	$245,448,330	$32,974,051	$1,099,198

Xcel Energy ESOP Stock Fund:

	2006		2005
	Partipant Directed	Nonparticipant Directed	Partipant Directed	Nonparticipant Directed
Shares of Xcel Energy common stock	—	—	347,488	11,332,682

Xcel Energy common stock	$—	$—	$6,386,291	$208,277,384
VGI prime money market	—	—	29,874	974,279
Receivables, payables and other	—	—	(1,544)	(50,350)
Total	$—	$—	$6,414,621	$209,201,313

Effective Feb. 6, 2006, the Xcel Energy ESOP stock fund merged into the Xcel Energy stock fund.  This change was made to help streamline the 401(k) Savings Plan for administrative purposes, and give participants a choice to either take their dividends in cash or reinvest in employer stock.  Previously, the dividend pass-through provision only applied to employer stock held in the ESOP component of the Plan.

Schedule H - Item 4(i)- Schedule of Assets (Held at End of Year)

Identity of Issue	Number of Shares	Cost	Current Value
Xcel Energy Common Stock Fund (1):
Xcel Energy common stock	12,307,425	$228,436,203	$283,809,213

Registered Investment Companies:
Vanguard 500 Index Fund (1)	1,527,602	160,950,429	199,489,489
Vanguard Total Bond Market Index Fund (1)	11,205,871	113,607,521	111,946,650
Vanguard PRIMECAP Fund (1)	1,477,591	82,205,764	101,879,895
Vanguard Wellington Fund (1)	2,323,112	67,981,915	75,338,510
Vanguard Mid-Cap Index Fund (1)	4,743,163	66,401,332	93,819,766
Wasatch Core Growth Fund (1)	1,035,468	39,407,528	41,221,990
Longleaf Partners Fund (1)	1,364,613	39,220,883	47,570,415
Vanguard Developing Market Index Fund (1)	3,780,149	35,847,913	47,554,277
Vanguard Small-Cap Index Fund (1)	1,541,695	35,702,558	50,290,083
PIMCO Total Return Fund (1)	3,104,451	33,567,731	32,224,199
Vanguard Inflation Protected Securities (1)	1,277,330	15,493,068	15,046,945
VGI Brokerage Option (1)	6,124,781	5,767,795	6,124,781

Interest-bearing Cash:
Vanguard Prime Money Market (1)	52,693,155	52,693,155	52,693,155

Outstanding Participant Loans
5.00% - 10.51%, with maturities ranging from 2007 through 2021 (1)		8,475,189	8,475,189
Total		$985,758,984	$1,167,484,557

(1) Represents transaction with party-in-interest (see note 6)

The accompanying notes to financial statements are an integral part of this schedule.

Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company’s Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcel Energy 401(k) Savings Plan
(Registrant)

	By	/s/ TERESA S. MADDEN
Teresa S. Madden
Vice President and Controller
Member, Pension Trust Administration Committee
June 28, 2007		Xcel Energy Inc.